May 25, 2009	Trading Symbol: TSX – HNC

Hard Creek Increases Measured Resource to 213 Million Tonnes

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) is pleased to announce a new resource estimate for its wholly owned Turnagain Property, located 70 km east of Dease Lake, BC. This estimate is an update from a HNC news release dated June 17, 2008, that summarized a resource estimate by AMEC Americas Limited of Vancouver (AMEC), BC and the January 2008 AMEC report entitled “Preliminary Assessment of the Turnagain Nickel Project”.

The updated mineral resource estimate for the Turnagain deposit was performed by Mr. Ronald Simpson, P.Geo. of GeoSim Services Incorporated. The table below presents the estimate of the resource of the Turnagain Nickel deposit using a 0.10% AC-Ni cut-off, of 695 million tonnes of Measured and Indicated resources at 0.174% AC-Ni and an additional 510 million tonnes of Inferred resources at 0.173% AC-Ni. Blocks with estimated sulphur content below 0.35% were excluded from the mineral resource. A total of 72715 metres of diamond drilling in 273 drill holes were used to develop the resource model.

MINERAL RESOURCE ESTIMATE

Cut-off Grade of 0.10% AC-Ni *	Tonnage	% AC - Ni	% total Ni	% total Co
Measured	213,270,000	0.182	0.230	0.014
Indicated	481,742,000	0.170	0.210	0.014
Measured + Indicated	695,012,000	0.174	0.216	0.014
Inferred	510,818,000	0.173	0.199	0.014

*Note: “% AC- Ni” refers to nickel in sulphide minerals.

The updated resource utilizes all the recent drill hole information to date, including holes from the 2008 exploration program. Historic drill holes and analytical results prior to 2002 (1967 – 1998 inclusive) were not used in the estimate.

The above mineral resources of the Turnagain deposit were classified in accordance with CIM Definition of Standards and Best Practices referred to in NI 43-101 which have a reasonable expectation of economic extraction. The mineralization satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

Total nickel and cobalt values were determined by ICP emission spectrometry following four acid digestion of a representative pulp sample. The sulphide nickel (AC-Ni) grades are based on an analytical procedure that consists of a concentrated hydrogen peroxide plus ammonium citrate leaching solution that is believed to be selective at dissolving nickel from sulphide mineral species while leaving the nickel in silicates undissolved. All analytical work was conducted by Acme Analytical Laboratories Ltd., an ISO 9001 registered facility, located in Vancouver, B.C. with check analyses, on 10% of the samples, conducted by IPL Ltd., an ISO 9001 registered facility located in Richmond, B.C.

Sulphur assays were based on Leco furnace method except for results obtained in 2006 which were by ICP analysis. Excluding mineralized blocks with sulphur content below 0.35% from the resource estimate could underestimate the nickel resource, but more importantly, it reduces the possibility of an overestimation of the nickel resource.

The January 2008, AMEC Preliminary Assessment assumed a 100m buffer along the river and a 45 degree pit wall slope, which reduced Measured and Indicated resources from 489M tonnes to 348M tonnes of Measured and Indicated, a decrease of 17%. The buffer also resulted in a 70% reduction of Inferred resources from 560M tonnes to 170M tonnes. The 2008 Preliminary Assessment identified a 29 year mine life based on mineral resource not impacted by the buffer zone. The actual buffer and final resource will be dependent on geotechnical and hydrological studies, as well as any permitting restrictions. The new resources stated in this news release have not been constrained by the 100m buffer and when considered it will also likely result in a similar reduction in the resource statement.

The mineral resource for the Turnagain Deposit was estimated by ordinary kriging constrained by 3D solid models representing major lithologic domains within the ultramafic complex. Block dimensions were 15x15x15 metres. The deposit has been tested by 273 core holes drilled between 2002 and the October, 2008. Block grade estimations for total nickel, AC-Ni, cobalt and sulphur were based on analyses of core samples from 215 of these drill holes. The search strategy employed ellipsoids with long axes increasing from 80m to 170m to 250m. A minimum of three 15 metre downhole drill composites from at least two drill holes was required to interpolate a block grade. The block model was assigned mean bulk density values based on rock types from 1232 density measurements.

This new resource estimate does not represent a material change with respect to the affairs of Hard Creek Nickel Corporation.

QUALITY ASSURANCE AND CONTROL

Neil Froc P.Eng., Executive Vice President of Hard Creek Nickel Corporation and a Qualified Person as defined by National Instrument 43-101, is responsible for the implementation and supervision of the Turnagain QA/QC program. Prepared standards and blanks are inserted at the project site to monitor the quality control of the analytical data (see report dated January 15, 2008 and titled “43-101 Technical Report on Preliminary Assessment” filed on SEDAR for details on geology, mineralization, data verification, sampling procedures, lab information, etc.)

ON BEHALF OF THE BOARD OF DIRECTORS,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

This press release has been reviewed and approved by Neil Froc, P.Eng. a Qualified Person consistent with NI 43-101 and by Ronald Simpson, P.Geo. of GeoSim Services Inc., an Independent Qualified Person consistent with NI 43-101.

This press release uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted to reserves.

Inferred resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

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